Exhibit 99.1

Opthea announces voluntary delisting from Nasdaq takes effect

Melbourne, Australia, November 21, 2025 and Princeton, NJ, November 20, 2025 – Opthea Limited (ASX/NASDAQ: OPT) (“Opthea” or “the Company”), today announced that the voluntarily delisting of its American Depositary Shares (“ADSs”) representing its ordinary shares from The Nasdaq Global Select Market (“Nasdaq”) has become effective. Each ADS represents eight ordinary shares of the Company. The Company will file a Form 15F with the Securities and Exchange Commission (“SEC”) to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended. The deregistration is expected to become effective 90 days after the filing of the Form 15F.

Opthea’s ordinary shares will remain listed on the Australian Securities Exchange (“ASX”), which will remain the Company’s primary trading market. Trading in the Company’s securities currently remains suspended by the ASX under ASX Listing Rule 17.3.

Following the delisting from Nasdaq, Opthea’s ADSs may be traded by brokers and dealers through the U.S. Over-The-Counter (“OTC”) market.

Authorised for release to ASX by the Board of Directors.

Forward Looking Statements

This press release contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan”, “intend” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this announcement include statements regarding Opthea’s intention to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, and the expected timing thereof; Opthea’s plans to maintain its listing on the ASX; and the potential for Opthea’s ADSs to trade on the OTC market. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the inability to maintain the listing of Opthea’s ordinary shares on the ASX; there may be no market for Opthea’s ADSs on the OTC market, including due to the suspension of its ordinary shares on the ASX; changes in applicable laws and regulations; Opthea’s ability to identify future product candidates; future capital requirements; the development, testing, production, marketing and sale of drug treatments; regulatory risk and potential loss of regulatory approvals; clinical research organization and labor costs, intellectual property protections; and other factors that are of a general nature which may affect the future operating and financial performance of Opthea including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the SEC on September 15, 2025, and other filings with the SEC subsequent to such date. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Investor Inquiries

Email: info@opthea.com Web: www.opthea.com

Source: Opthea Limited